SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K
ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES AND EXCHANGE ACT OF 1934

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended June 30, 2010
OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from           to
Commission file number 1-4802
BECTON, DICKINSON AND COMPANY SAVINGS INCENTIVE PLAN
(FULL TITLE OF THE PLAN)
BECTON, DICKINSON AND COMPANY
(NAME OF ISSUER OF SECURITIES HELD PURSUANT TO THE PLAN)

1 Becton Drive
Franklin Lakes, New Jersey	07417-1880
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICER)	(ZIP CODE)
(201) 847-6800
(TELEPHONE NUMBER)

1.	FINANCIAL STATEMENTS AND SCHEDULES.

The following financial data for the Plan are submitted herewith:

Report of Independent Registered Public Accounting Firm

Statements of Net Assets Available for Benefits as of June 30, 2010 and 2009

Statement of Changes in Net Assets Available for Benefits for the year ended June 30, 2010

Notes to Financial Statements

Schedule H, Line 4(i) -- Schedule of Assets (Held at End of Year)

2.1	EXHIBITS.

See Exhibit Index for a list of Exhibits filed or incorporated by reference as part of this report.

2

Annual Report on Form 11-K
Financial Statements and
Supplemental Schedule

Becton, Dickinson and Company
Savings Incentive Plan
Years Ended June 30, 2010 and 2009
With Report of Independent Registered Public Accounting Firm

Annual Report on Form 11-K
Becton, Dickinson and Company
Savings Incentive Plan
Financial Statements and Supplemental Schedule
Years Ended June 30, 2010 and 2009
Contents

Report of Independent Registered Public Accounting Firm	F-1
Financial Statements
Statements of Net Assets Available for Benefits	F-2
Statement of Changes in Net Assets Available for Benefits	F-3
Notes to Financial Statements	F-4
Supplemental Schedule
Schedule H, Line 4(i) — Schedule of Assets (Held at End of Year)	F-15
Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm
We have audited the accompanying statements of net assets available for benefits of the Becton, Dickinson and Company Savings Incentive Plan as of June 30, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended June 30, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at June 30, 2010 and 2009, and the changes in its net assets available for benefits for the year ended June 30, 2010, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of June 30, 2010, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
New York, New York
December 14, 2010
/s/ Ernst & Young LLP

Becton, Dickinson and Company
Savings Incentive Plan
Statements of Net Assets Available for Benefits

	June 30
	2010	2009

Assets
Investments at fair value:
Becton, Dickinson and Company Common Stock (4,683,204 shares and 5,191,253 shares, respectively)	$316,678,254	$370,188,251
Common collective trusts:
State Street Global Advisors S&P 500 Flagship Fund Series A	154,651,591	127,980,856
State Street Global Advisors MidCap Index Fund Series A	104,809,681	76,401,559
State Street Short-Term Investment Fund	274,555	447,876
Capital Guardian International Equity Fund	60,356,718	49,052,828
State Street Global Advisors Small Cap Index Plus Strategy Fund I	44,042,637	30,641,255
BlackRock Life Path Retirement	40,666,698	9,577,415
BlackRock Life Path 2010	—	15,797,759
BlackRock Life Path 2020	87,985,651	63,301,537
BlackRock Life Path 2030	32,988,714	18,102,923
BlackRock Life Path 2040	19,687,402	11,640,529
BlackRock Life Path 2050	1,386,433	—
Investment contracts	421,579,252	385,773,790

Total investments	1,285,107,586	1,158,906,578

Notes receivable from participants	30,918,348	27,147,119
Interest receivable	1,001	41,309
Other	641,030	436,283
Cash and cash equivalents	22,238,915	30,045,043

Total assets	1,338,906,880	1,216,576,332

Liabilities
Investment management fees payable	286,516	192,095

Net assets available for benefits, at fair value	1,338,620,364	1,216,384,237
Adjustment from fair value to contract value for fully benefit responsive investment contracts	(22,289,760)	246,187

Net assets available for benefits	$1,316,330,604	$1,216,630,424

See notes to financial statements.

Becton, Dickinson and Company
Savings Incentive Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended June 30, 2010

Additions:
Participants’ contributions	$76,497,777
Rollover contributions	4,390,391
Company contributions	30,895,018
Interest income	18,494,860
Dividends	6,974,246

137,252,292

Deductions:
Distributions to participants	83,812,946
Administrative expenses and other	1,491,677

85,304,623

Net appreciation in fair value of investments	47,752,511

Net increase in net assets available for benefits	99,700,180

Net assets available for benefits at beginning of year	1,216,630,424

Net assets available for benefits at end of year	$1,316,330,604

See notes to financial statements.

Becton, Dickinson and Company
Savings Incentive Plan
Notes to Financial Statements
June 30, 2010
1. Significant Accounting Policies
The accounting records of the Becton, Dickinson and Company Savings Incentive Plan (the “Plan”) are maintained on the accrual basis whereby all income, costs and expenses are recorded when earned or incurred. The Plan considers all highly-liquid investments with a maturity of 90 days or less when purchased to be cash equivalents. Investment management fees, brokerage fees, commissions, stock transfer taxes, and other expenses related to each investment fund are paid out of the respective fund. Other expenses, such as trustee fees, and other administrative expenses are shared by Becton, Dickinson and Company (the “Company”) and the Plan.
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Recent Accounting Pronouncements
In September 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans, (“ASU 2010-25”). The guidance in ASU 2010-25 indicated that participant loans should be classified as notes receivable from participants in the financial statements of a defined contribution pension plan, measured at the outstanding principal amount plus accrued, but unpaid interest. ASU 2010-25 is effective for fiscal years ending after December 15, 2010. Early adoption is permitted. The Plan applied the guidance retrospectively to all prior periods presented.
In January 2010, the FASB issued ASU 2010-06, Improving Disclosures about Fair Value Measurements, (“ASU 2010-06”). ASU 2010-06 amended Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures (“ASC 820”) to clarify certain existing fair value disclosures and require a number of additional disclosures. The guidance in ASU 2010-06 clarified that disclosures should be presented separately for each “class” of assets and liabilities measured at fair value and provided guidance on how to determine the appropriate classes of assets and liabilities to be presented. ASU 2010-06 also clarified the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. In addition, ASU 2010-06 introduced new requirements to disclose the amounts (on a gross basis) and reasons for any significant transfers

Becton, Dickinson and Company
Savings Incentive Plan
Notes to Financial Statements (continued)
1. Significant Accounting Policies (continued)
between Levels 1, 2 and 3 of the fair value hierarchy and present information regarding the purchases, sales, issuances and settlements of Level 3 assets and liabilities on a gross basis. With the exception of the requirement to present changes in Level 3 measurements on a gross basis, the guidance in ASU 2010-06 becomes effective for reporting periods beginning after December 15, 2009. Plan management does not expect that the provisions of ASU 2010-06 will have on the Plan’s financial statements.
In September 2009, the FASB issued ASU 2009-12, Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) (“ASU 2009-12”). ASU 2009-12 amended ASC 820 to allow entities to use net asset value (NAV) per share (or its equivalent), as a practical expedient, to measure fair value when the investment does not have a readily determinable fair value and the net asset value is calculated in a manner consistent with investment company accounting. The Plan previously used NAV as a practical expedient to measure the common collective trusts and, as such, the adoption of this guidance had no impact on the Plan.
In June 2009, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 168, The FASB Accounting Standards Codification™ and the Hierarchy of Generally Accepted Accounting Principles a Replacement of FASB Statement No. 162. This Standard establishes the FASB Accounting Standards Codification™ (the “Codification”) as the official source of authoritative GAAP (other than guidance issued by the SEC) for all non-governmental entities. The Codification, which changes the referencing of financial standards, supersedes all existing non-securities and exchange commission (“SEC”) accounting and reporting guidance and has been adopted for year ended June 30, 2010. The Codification is not intended to change or alter existing GAAP and did not result in a change in accounting practice for the Plan.
2. Description of the Plan
General
The Plan is a defined contribution plan established for the purpose of encouraging and assisting employees in following a systematic savings program and to provide an opportunity for employees, at no cost to themselves, to become shareholders of Becton, Dickinson and

Becton, Dickinson and Company
Savings Incentive Plan
Notes to Financial Statements (continued)
2. Description of the Plan (continued)
Company. Employees of Becton, Dickinson and Company and certain of its domestic subsidiaries are eligible for participation in the Plan on the first enrollment date coincident with or next following their date of hire. Becton, Dickinson and Company is the sponsor of the Plan.
Eligible employees who are members of the Plan can authorize a payroll deduction for a contribution to the Plan in an amount per payroll period equal to any selected whole percentage of pay from 2% to 20%. For purposes of the Plan, total pay includes base pay, overtime compensation, commissions and bonuses paid.
Pre-tax contributions are subject to annual Internal Revenue Code limitations of $16,500 plus a catch-up contribution of $5,500 for participants age 50 and older for 2010 and 2009.
Individual employee contributions of up to 6% of total pay are eligible for a matching Company contribution. The Board of Directors of the Company may, within prescribed limits, establish, from time to time, the rate of Company contributions. For fiscal 2010 the Plan has authorized the Company to make bi-weekly contributions to the Plan in an amount equal to 75% of eligible employee contributions during said period less any forfeitures.
Employee contributions can be in either before-tax (“401(k)”) dollars or after-tax dollars or a combination of both. Employee contributions in before-tax dollars result in savings going into the Plan before most federal, state or local taxes are withheld. Taxes are deferred until the employee withdraws the 401(k) contributions from the Plan.
Participating employees are not liable for federal income taxes on amounts earned in the Plan or on amounts contributed by the Company until such time that their participating interest is distributed to them. In general, a participating employee is subject to tax on the amount by which the distribution paid to the employee exceeds the amount of after-tax dollars the employee has contributed to the Plan.
Employee contributions are invested, at the option of the employee, in any of the available funds in 1% increments.

Becton, Dickinson and Company
Savings Incentive Plan
Notes to Financial Statements (continued)
2. Description of the Plan (continued)
State Street Bank & Trust Company (“State Street Bank”) is the Plan’s Trustee. State StreetGlobal Advisors is the investment manager of the S&P 500 Flagship Fund Series A, the MidCap Index Fund Series A, Short-Term Investment Fund, Small Cap Index Plus Strategy Fund I and the Becton, Dickinson and Company Common Stock Fund. Capital Guardian Trust Company is the investment manager of the International Equity Fund, Invesco Advisors, Inc. is the investment manager of the GICs, and BlackRock is the investment manager of the Life Path Retirement Fund, Life Path 2010 Fund, Life Path 2020 Fund, Life Path 2030 Fund, Life Path 2040 Fund, and Life Path 2050 Fund. Collectively these are the funds of the Plan (“Funds”).
The assets of the Company Common Stock Fund are invested in shares of the Company’s common stock. Effective March 23, 2009 the Board of Directors approved a resolution such that a participant whose Company stock fund balance is 10% or less of their total Plan balance may not elect to invest more than 10% of future contributions in the Company stock fund, and a participant whose Company stock fund balance is greater than 10% of their total Plan balance may not elect to invest any future contributions in the Company stock fund. However, if a participant’s balance was greater than 10% of their total Plan balance, as of the effective date, July 30, 2009, the funds do not need to be reallocated. The Trustee has advised that its present intention is to purchase the Company’s common stock exclusively on the open market. Contributions to the Company Common Stock Fund are comprised of both employee contributions, as well as employer matching contributions.
Any portion of the Funds, pending permanent investment or distribution, may be held on a short-term basis in cash or cash equivalents. The State Street Short-Term Investment Fund is a holding account and represents funds received awaiting allocation to an investment fund.
The Plan also has loan provisions whereby employees are allowed to take loans on their vested account balances. Loans originating during a year bear a fixed rate of interest which is set quarterly. Total loans to a participant cannot exceed the lesser of 50% of the participant’s vested balance or $50,000. Employees are required to make installment payments at each payroll date. The outstanding balance of a loan becomes due and payable upon an employee’s termination. Should an employee, upon termination, elect not to repay the outstanding balance, the loan is canceled and deemed a distribution under the Plan.

Becton, Dickinson and Company
Savings Incentive Plan
Notes to Financial Statements (continued)
2.	Description of the Plan (continued)
The Plan provides for vesting in employer matching contributions based on years of service as follows:

Full Years of Service	Percentage
Less than 2 years	0%

2 years but less than 3 years	50%

3 years but less than 4 years	75%

4 years or more	100%
Participants may become fully vested on the date of termination of employment by reasons of death, retirement or disability, or attainment of age 65. Participants may be partially vested under certain conditions in the event of termination of employment or participation in the Plan for any other reason. Non-vested Company contributions forfeited by participants are applied to reduce future Company contributions. Participants’ contributions are always 100% vested. For 2010, forfeitures used to reduced employer matching contributions were $1,011,603.
The Board of Directors of the Company reserves the right to terminate, modify, alter or amend the Plan at any time and at its own discretion, provided that no such termination, modification, alteration or amendment shall permit any of the funds established pursuant to the Plan to be used for any purpose other than the exclusive benefit of the participating employees. The right to modify, alter or amend includes the right to change the percentage of the Company’s contributions.
Plan Termination
Although it has not expressed any interest to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

Becton, Dickinson and Company
Savings Incentive Plan
Notes to Financial Statements (continued)
3. Investments
During 2010, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

Becton, Dickinson and Company Common Stock	$(16,887,451)
State Street Global Advisors S&P 500 Flagship Fund Series A	18,379,721
State Street Global Advisors MidCap Index Fund Series A	19,238,314
Capital Guardian International Equity Fund	3,680,671
State Street Global Advisors Small Cap Index Plus Strategy Fund I	6,909,285
BlackRock Path Retirement	1,701,027
BlackRock Life Path 2010	2,396,900
BlackRock Life Path 2020	8,809,695
BlackRock Life Path 2030	2,229,802
BlackRock Life Path 2040	1,478,230
BlackRock Life Path 2050	(183,683)

$47,752,511

4. Fair Value Measurements
ASC 820, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described below:
Level 1 — Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
Level 2 — Inputs to the valuation methodology include:
•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

Becton, Dickinson and Company
Savings Incentive Plan
Notes to Financial Statements (continued)
4. Fair Value Measurements (continued)
•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
Level 3 — Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used to need to maximize the use of observable inputs and minimize the use of unobservable inputs.
There have been no changes in the valuation methodologies used for assets measured at fair value at June 30, 2010 as described below.
Following is a description of the valuation methodologies used for assets measured at fair value.
Common collective trusts: Valued at the net asset value of shares held by the Plan at year end.
Cash equivalents: Comprised of investments in an institutional money market fund that permits daily redemption, the fair value of which is based upon the quoted price in active markets provided by the financial institution managing this fund.
Company common stock: Valued at the closing price reported on the active market in which the security is traded.
Investment contracts: Comprised of Synthetic Guaranteed Investment Contracts, or “Synthetic GICs”, the fair value of which is equal to the total of the fair value of the underlying assets (units of various trust funds that hold high quality fixed-income securities) plus the total rebid value of related benefit-responsive insurance wrappers.

Becton, Dickinson and Company
Savings Incentive Plan
Notes to Financial Statements (continued)
4. Fair Value Measurements (continued)
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of June 30, 2010.

	Assets at Fair Value as of June 30, 2010
	Level 1	Level 2	Level 3	Total

Common collective trusts:
U.S. equities	$—	$303,503,909	$—	$303,503,909
Non- U.S. equities	—	60,356,718	—	60,356,718
Target retirement date funds	—	182,714,898	—	182,714,898
Cash equivalents	274,555	—	—	274,555
Company common stock	316,678,254	—	—	316,678,254
Investment contracts	—	421,502,284	76,968	421,579,252

Total investments	$316,952,809	$968,077,809	$76,968	$1,285,107,586

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of June 30, 2009.

	Assets at Fair Value as of June 30, 2009
	Level 1	Level 2	Level 3	Total

Common collective trusts:
U.S. equities	$—	$235,023,670	$—	$235,023,670
Non-U.S. equities	—	49,052,828	—	49,052,828
Target retirement date funds	—	118,420,163	—	118,420,163
Cash equivalents	447,876	—	—	447,876
Common stock	370,188,251	—	—	370,188,251
Investment contracts	—	385,424,493	349,297	385,773,790

Total investments	$370,636,127	$787,921,154	$349,297	$1,158,906,578

Becton, Dickinson and Company
Savings Incentive Plan
Notes to Financial Statements (continued)
4. Fair Value Measurements (continued)
Level 3 Gains and Losses
The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended June 30, 2010 and 2009.

	Year Ended June 30
	2010	2009
	Investment Contracts	Investment Contracts

Balance, beginning of year	$349,297	$10,591
Unrealized (losses)/gains relating to the instruments still held at the reporting date	(272,329)	338,706

Balance, end of year	$76,968	$349,297

Investment contracts represent Synthetic GICs. A Synthetic GIC consists of units of various collective trust funds that hold high quality fixed income securities, accompanied by one or more insurance company wrap contracts under which the issuer agrees to purchase fund assets at book value if a sale is needed in order to make benefit payments. The fair value of these Synthetic GICs is equal to the total of the fair value of the underlying assets plus the total wrapper rebid value. The wrapper rebid value is $76,968 and $349,297 at June 30, 2010 and 2009, respectively.
In determining the net assets available for benefits, the GICs and Synthetic GICs are recorded at their contract values, which are equal to contributions plus interest less benefit payments and expenses. An investment contract is generally valued at contract value, rather than fair value, to the extent it is fully benefit-responsive. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are currently no reserves against contract values for credit risk of the contract issuers or otherwise.
Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (i) amendments to the plan documents (including complete or partial plan termination or merger with another plan); (ii) changes to plan’s prohibition on competing investment options or deletion of equity wash provisions; (iii) bankruptcy of the plan sponsor or other plan sponsor events (e.g. divestures or spin-offs of a subsidiary) which cause a

Becton, Dickinson and Company
Savings Incentive Plan
Notes to Financial Statements (continued)
4. Fair Value Measurements (continued)
significant withdrawal from the Plan or (iv) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.
The Synthetic GICs do not permit the insurance companies to terminate the agreement prior to the scheduled maturity date. Each contract is subject to early termination penalties that may be significant.
The weighted average yield for the investment contracts was 4.37% and 3.74% at June 30, 2010 and 2009. The crediting interest rates ranged from 3.43% to 5.38% for the plan year ended June 30, 2010. Crediting interest rates are determined based on the balance and duration of the contract, with certain contracts subject to quarterly rate resets based on market indices. There are no minimum crediting interest rates or limitation on guarantees under the terms of the contracts.
5. Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service dated February 4, 2004, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.
6. Related-Party Transactions
During the year ended June 30, 2010, the Plan sold 508,049 shares of the Company’s common stock and recorded $6,974,246 in dividends on the common stock from the Company.

Becton, Dickinson and Company
Savings Incentive Plan
Notes to Financial Statements (continued)
7. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
8. Reconciliation of Financial Statements to Form 5500
Amounts allocated to withdrawn participants which have not yet been distributed from the Plan as of June 30, 2010 and 2009 amounted to $189,468 and $174,111, respectively. For the purpose of preparing the Plan’s Form 5500 such amounts are recorded as liabilities.
GICs and Synthetic GICs are reported at fair value for Form 5500 purposes. For financial statement purposes, such items are recorded at gross fair value and adjusted to net contract value. Such differing treatments result in a reconciling item between the total net assets available for benefits recorded on the Form 5500 and the total net assets available for benefits included in the accompanying financial statements.
9. Subsequent Events
The Plan evaluates subsequent events and the evidence they provide about conditions existing at the date of the Statement of Net Assets Available for Benefits as well as conditions that arose after the Statement of Net Assets Available for Benefits date but before the financial statements are issued. The effects of conditions that existed at the date of the Statement of Net Assets Available for Benefits date are recognized in the financial statements. Events and conditions arising after the Statement of Net Assets Available for Benefits date but before the financial statements are issued are evaluated to determine if disclosure is required to keep the financial statements from being misleading. To the extent such events and conditions exist, disclosures are made regarding the nature of events and the estimated financial effects for those events and conditions. For purposes of preparing the accompanying financial statements and the following notes to these financial statements, the Plan evaluated subsequent events through the date the financial statements were issued.

Supplemental Schedule

Becton, Dickinson and Company
Savings Incentive Plan
EIN: 22-0760120 Plan #: 011
Schedule H, Line 4(i) – Schedule of Assets
(Held at End of Year)
June 30, 2010

		Number
Identity of Issue, Borrower, Lessor or Similar		of Units	Current
Party and Description of Investment		or Shares	Value

*	State Street Global Advisors	4,683,204	$316,678,254
	Becton, Dickinson and Company Common Stock

*	State Street Global Advisors	3,779,541	154,651,591
	S&P 500 Flagship Fund Series A

*	State Street Global Advisors	19,606,763	104,809,681
	S&P MidCap Index Fund Series A

*	State Street Global Advisors	42,108,958	274,555
	State Street Short-Term Investment Fund

*	State Street Global Advisors	50,008,262	60,356,718
	Cap Guardian International Equity Fund

*	State Street Global Advisors	43,438,050	44,042,637
	State Street Global Advisors Small Cap Index Plus Strategy Fund I

	BlackRock
	Life Path Retirement	3,555,339	40,666,698
	Life Path 2020	8,585,452	87,985,651
	Life Path 2030	3,499,764	32,988,714
	Life Path 2040	2,230,172	19,687,402
	Life Path 2050	149,889	1,386,433

Becton, Dickinson and Company
Savings Incentive Plan
EIN: 22-0760120 Plan #: 011
Schedule H, Line 4(i) – Schedule of Assets (continued)
(Held at End of Year)
June 30, 2010

	Number of
Identity of Issue, Borrower, Lessor or Similar	Units or	Current
Party and Description of Investment	Shares	Value

IXIS Financial		$90,097,177
GIC #1239-02, due at 3.43%

J P Morgan Chase Bank		92,303,216
GIC #ABECTON1, due at 5.05%

Rabobank Nederland (IGT BIKRK Int GIC)		69,897,997
BDX080301, due at 4.90%

Monumental Life Insurance Company		67,494,790
#MDA 00591TR, due at 5.38%

* State Street Bank (IGT Invesco Short-Term Bond)		101,786,072
GIC #103054, due at 3.56%

Total investment contracts		421,579,252

		1,285,107,586

Notes receivable from participants (original note amounts ranging from $1,000 to $50,000 bearing interest at rates ranging from 4.25% to 6.0% with varying maturity dates)		30,918,348

		$1,316,025,934

*	As State Street Bank & Trust Company is the trustee of the plan, these represent party-in-interest transactions.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Savings Incentive Plan Committee of Becton, Dickinson and Company, the Plan Administrator of the Becton, Dickinson and Company Savings Incentive Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
Becton, Dickinson and
Company Savings Incentive Plan
Date: December 14, 2010

/s/ Gerald Caporicci
Member, Savings Incentive Plan Committee

Exhibits

Exhibit No.	Document

23	Consent of Independent Registered Public Accounting Firm